[redacted]

RECEIVED
2014 JUL 11 PM 1:08
SEC

SECURIT 14041200 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-68918

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reznick Capital Markets Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2310
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Hounslow, CFO 301-280-3064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

41 South High St. Suite 2100	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Sternthal, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reznick Capital Markets Securities, LLC, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STELLA C. BARRY
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01BA6287619
My Commission Expires 08-12-2017

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
2014 JUL 11 PM 1:08

REZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary)

TABLE OF CONTENTS

SCHNEIDER DOWNS

INDEPENDENT AUDITORS' REPORT

To the Member
Reznick Capital Markets Securities, LLC
Bethesda, Maryland

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Reznick Capital Markets Securities, LLC (the Company), a wholly-owned subsidiary of Reznick Group, P.C., as of September 30, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Huntington Center, Suite 2100
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reznick Capital Markets Securities, LLC as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 16 through 18 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
November 26, 2013

REZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary)

STATEMENT OF FINANCIAL CONDITION

September 30, 2013

ASSETS

CURRENT ASSETS		
Cash	$	2,686,461
Accounts receivable		40,000
Prepaid expenses		12,327
Total current assets		2,738,788
NON-CURRENT ASSETS		
Furniture and equipment, net of accumulated depreciation of $21,134		38,516
Total non-current assets		38,516
TOTAL ASSETS	$	2,777,304

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to affiliates	$	1,565,434
Accrued expenses		81,213
TOTAL LIABILITIES		1,646,647
MEMBER'S EQUITY		1,130,657
TOTAL MEMBER'S EQUITY		1,130,657
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,777,304

See notes to financial statements

REZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary)

STATEMENT OF OPERATIONS

Year ended September 30, 2013

Revenue	
Advisory fees	$ 3,267,379
Total revenue	3,267,379
Expenses	
Salaries	1,617,133
Rent	124,701
Payroll and other taxes	141,043
Professional fees	101,621
Legal	893
Advertising	29,639
Regulatory	4,454
Depreciation and amortization	14,255
Insurance	1,010
Office expense	51,655
Practice development	251,470
Other expenses	360,293
Total expenses	2,698,167
Net income	$ 569,212

See notes to financial statements

REZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended September 30, 2013

Balance, September 30, 2012	$	561,445
Net income		569,212
Balance, September 30, 2013	$	1,130,657

See notes to financial statements

REZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary)

STATEMENT OF CASH FLOWS

Year ended September 30, 2013

Cash flows from operating activities	
Net income	$ 569,212
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	14,255
Change in operating assets and liabilities	
Accounts receivable	(10,000)
Prepaid expenses	17,710
Accrued expenses	77,224
Net cash provided by operating activities	668,401
Cash flows from investing activities	
Purchase of furniture and equipment	(10,944)
Net cash used in investing activities	(10,944)
Cash flows from financing activities	
Net advances from affiliates	1,295,403
Net cash provided by financing activities	1,295,403
Net increase in cash	1,952,860
Cash, beginning	733,601
Cash, ending	$ 2,686,461

See notes to financial statements

REZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary)

NOTES TO FINANCIAL STATEMENTS

September 30, 2013

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Reznick Capital Markets Securities, LLC (the Company) is a wholly owned subsidiary of Reznick Group, P.C. (the Member) formed under the laws of the State of Maryland on January 1, 2012, for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in New York, NY. The Company's primary focuses for its clientele are to identify capital sources, conduct due diligence, facilitate transactions and address regulatory and compliance matters. The Company does not hold any funds or securities for the account of securities customers and is therefore exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

Effective October 1, 2012, the Company, Reznick Group, P.C., CohnReznick LLP (CohnReznick), and certain shareholders of Reznick Group, P.C. and partners of CohnReznick became parties to a Combination Agreement (the Agreement). The Agreement requires Reznick Group, P.C. to transfer its ownership interest in the Company to CohnReznick at such time as all regulatory approvals for such transfer have been obtained. The application for such regulatory approvals has been submitted but not approved as of the date of these financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or if unspecified, the payment is applied to the oldest unpaid invoice. The carrying amount of accounts receivable is reduced by discounts, adjustments, and an allowance for doubtful accounts that reflect management's best estimate of the amounts that will not be collected. Each customer balance is individually reviewed where all or a portion of the balance exceeds 120 days from the invoice date. Based on management's assessment of the customer's current creditworthiness, the portion of the balance that will not be collected is estimated. The Company writes off receivables when, in management's estimation, it is probable that the receivable is worthless. No allowance for doubtful accounts was deemed necessary as of September 30, 2013.

Revenue Recognition

Advisory fees are billed on a fixed fee arrangement and recognized when all revenue recognition criteria have been met including mutual acceptance of the contract, the services have been performed, and payment is reasonably assured.

Income Taxes

The Company is a single member limited liability company and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its member on its respective tax return. Accordingly, the Company is not required to take any tax positions and these financial statements do not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in Other expenses in the Statement of Operations.

For the year ended September 30, 2013, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Member are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2012 (year of inception) remain open.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation for both financial statement and tax purposes is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred. Depreciation using the straight-line method is determined using the following estimated useful lives:

	Years
Furniture and fixtures	7
Computer equipment	5

Advertising Costs

The Company expenses the costs of producing advertising materials, and other marketing activities, as incurred.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment are carried at cost and consist of the following as of September 30, 2013:

Furniture and equipment	$ 59,650
Accumulated depreciation and amortization	(21,134)
	$ 38,516

Depreciation and amortization for the year ended September 30, 2013 was $14,255.

NOTE 4 – COMMITMENTS

The Company has a lease for office space through May 31, 2014. Remaining minimum lease payments for the fiscal year ending September 30, 2014 is $82,705.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank account may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in the bank account in excess of the insured limits.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing and management agreement with CohnReznick. Under the agreement, CohnReznick provides office space, office supplies, computer and other office equipment, payroll processing and general managerial and administrative support and services to the Company. Shared expenses incurred by the Company for the year ended September 30, 2013 were $291,520 and are included in Other expenses in the Statement of Operations.

Advances to the Company from affiliates under informal agreements for the year ended September 30, 2013 were $1,565,434 and are included in Due to affiliates on the statement of financial condition. Advances include expense sharing amounts described above and payroll processed and paid by affiliates. There are no fixed repayment terms associated with these informal arrangements.

The Company provided advisory services in a sub-contractor capacity to clients of CohnReznick during the fiscal year ended September 30, 2013. Total net advisory fees earned and collected from CohnReznick were $1,198,379 which accounted for approximately 37% of total net revenue.

The Company incurred expenses of $16,535 from an affiliate of CohnReznick, CohnReznick Think Energy, LLP which are included in Professional fees in the Statement of Operations.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2013, the Company had net capital of $1,037,337, which was $927,560 in excess of its required net capital of $109,777. The Company's aggregate indebtedness ratio was 158.74%.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company offers a 401(k) plan to its full-time and part-time employees. Employees may elect to defer a portion of their salaries under the plan. Employer matching is fully discretionary. For the year ended September 30, 2013, employer contribution expense related the 401(k) plan was $3,843 and is included in Payroll and other taxes in the Statement of Operations.

NOTE 9 - SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through November 26, 2013 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I

REZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary)

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION

September 30, 2013

Net capital		
Total member's equity		$ 1,130,657
Deductions/charges:		
Nonallowable assets:		
Furniture and equipment	38,516	
Prepaid expenses	12,327	
FINRA CRD account	2,477	
Accounts receivable	40,000	93,320
Net capital		$ 1,037,337
Aggregate indebtedness		
Total aggregate indebtedness		
Due to affiliates and accrued expenses		$ 1,646,647
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 109,777
Excess net capital		$ 927,560
Percentage of aggregate indebtedness to net capital		158.74%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of September 30, 2013)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 1,236,147
Audit adjustments to record additional liabilities		(198,810)
Net capital per the preceding		$ 1,037,337

SCHEDULE II

REZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2013

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i) and, therefore no deposit was required.

SCHEDULE III

REZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2013

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i) and, therefore no deposit was required.

SCHNEIDER DOWNS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Reznick Capital Markets Securities, LLC
Bethesda, Maryland

In planning and performing our audit of the financial statements of Reznick Capital Markets Securities, LLC (the Company), a wholly-owned subsidiary of Reznick Group, P.C., as of September 30, 2013 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Huntington Center, Suite 2100
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Reznick Capital Markets Securities, LLC as of and for the year ended September 30, 2013, and this report does not affect our report thereon dated November 26, 2013.

> During our audit, we noted a lack of adequate financial controls related to the Company's financial books and records, specifically regarding the recording of payables. Accordingly, adjustments were required to the September 30, 2013 financial statements that resulted in an approximate $199,000 increase in payables and expenses reported on the Company's unaudited and filed FOCUS report. While this adjustment did result in an adjustment to the Company's net capital computation, it did not impact the Company's compliance with its net capital requirement. Management has informed us that at all times during the year ended September 30, 2013 and through November 26, 2013, the Company was in compliance with regulatory net capital requirements. Management has informed us that processes and controls have subsequently been put into place to avoid these situations for future filings.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
November 26, 2013

SCHNEIDER DOWNS

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Reznick Capital Markets Securities, LLC
Bethesda, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by Reznick Capital Markets Securities, LLC (Company), and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Huntington Center, Suite 2100
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
November 26, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068918 FINRA SEP
REZNICK CAPITAL MARKETS SECURITIES LLC
420 LEXINGTON AVE RM 2310
NEW YORK, NY 10170-2399

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

VIRGINIA VOOS 678-262-414

2. A. General Assessment (item 2e from page 2)		$ 8,768
B. Less payment made with SIPC-6 filed (**exclude interest**) 6/26/2013 (Date Paid)		(3,037)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		5,731
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,731
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,731	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REZNICK CAPITAL MARKETS SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 28th day of October, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2012
and ending 9/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,507,379
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$3,507,379
2e. General Assessment @ .0025	$8,768

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